                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934
                      (Amendment No. 3) (Final Amendment)


                                BBN CORPORATION
                                (Name of Issuer)


                         Common Stock, $1.00 Par Value
                       (Including the Associated Rights)
                         (Title of Class of Securities)


                                   055283105
                     (CUSIP Number of Class of Securities)

                             William P. Barr, Esq.
                                GTE Corporation
                               One Stamford Forum
                          Stamford, Connecticut 06904
                                 (203) 965-2000
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on behalf of Bidders)

                                    Copy to:
                             Jeffrey J. Rosen, Esq.
                             O'Melveny & Myers LLP
                              153 East 53rd Street
                            New York, New York 10022
                                  212-326-2000

                                August 15, 1997
            (Date of event which requires filing of this statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)



                              (Page 1 of 9 Pages)
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                                  Schedule 13D
-------------------------------------------------------------------------------
CUSIP NO.                    13D              PAGE 2 OF 9 PAGES
--------                                      -----------------
055283105
---------
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        GTE MASSACHUSETTS INCORPORATED 06-1483073
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCES OF FUNDS

        AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        MASSACHUSETTS
--------------------------------------------------------------------------------
NUMBER OF                           7  SOLE VOTING POWER

SHARES                                      NONE
                                   --------------------------------------------
BENEFICIALLY                        8  SHARED VOTING POWER

OWNED                                       NONE
                                   --------------------------------------------
BY EACH                             9  SOLE DISPOSITIVE POWER

REPORTING                                   NONE
                                   --------------------------------------------
PERSON WITH                        10  SHARED DISPOSITIVE POWER

                                            NONE
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        NONE
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                                 [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

                                       2
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                                 Schedule 13D

-------------------------------------------------------------------------------
CUSIP NO.                    13D              PAGE 3 OF 9 PAGES
--------                                      -----------------
055283105
---------
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        GTE CORPORATION 13-1678633
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCES OF FUNDS

        WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        NEW YORK
--------------------------------------------------------------------------------

NUMBER OF                     7  SOLE VOTING POWER

SHARES                                  20,432,435 SHARES OF COMMON STOCK
                             --------------------------------------------------
BENEFICIALLY                  8  SHARED VOTING POWER

OWNED                                   NONE
                             --------------------------------------------------
BY EACH                       9  SOLE DISPOSITIVE POWER

REPORTING                               20,432,435 SHARES OF COMMON STOCK
                             --------------------------------------------------
PERSON WITH                  10  SHARED DISPOSITIVE POWER

                                        NONE
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        20,432,435 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                                  [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        100%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

        CO, HC
--------------------------------------------------------------------------------

                                       3
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  This Amendment No. 3 (Final Amendment) to Schedule 13D amends and supplements the Schedule 13D originally filed, as amended (the "Schedule 13D"), in conjunction with the Tender Offer Statement on Schedule 14D-1 on May 12, 1997 (the "Schedule 14D-1") by GTE Massachusetts Incorporated, a Massachusetts corporation ("Purchaser"), and GTE Corporation, a New York corporation ("Parent"), relating to the tender offer (the "Offer") by Purchaser to purchase all outstanding shares of common stock, par value $1.00 per share (including the associated common stock purchase rights) (collectively, the "Shares"), of BBN Corporation, a Massachusetts corporation (the "Company"), at $29.00 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 1997 and in the related Letter of Transmittal. Amendment No. 1 to the Schedule 13D, dated June 3, 1997, and Amendment No. 2 to the Schedule 13D, dated June 9, 1997, were filed in conjunction with amendments to the Schedule 14D-1. The Offer was made pursuant to an Agreement and Plan of Merger dated as of May 5, 1997 (the "Merger Agreement") by and among the Company, Purchaser and Parent. Capitalized terms not defined herein have the meanings assigned thereto in the Merger Agreement, which is attached as Exhibit (c)(1) to the Schedule 14D-1.

  In connection with the foregoing, Purchaser and Parent hereby amend and supplement the Schedule 13D as follows:

ITEM 5   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  Items 5(a)-(c) and (e) are hereby amended and supplemented by the addition of the following paragraphs thereto:

  (a)-(b) The information set forth in rows 7 through 11 of each Cover Page of this Amendment No. 3 (Final Amendment) to Schedule 13D is incorporated herein by reference.

  (c) On August 15, 1997, pursuant to the terms and conditions of the Merger Agreement, Purchaser was merged with and into the Company such that the Company became a wholly-owned subsidiary of Parent and Purchaser ceased to exist as an independent entity (the "Merger"). Each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or held by any wholly-owned Subsidiary of the Company, Shares owned by Parent, Purchaser or any wholly-owned subsidiary of Parent, or Shares held by dissenting stockholders who properly exercise and perfect their appraisal rights under Chapter 156B of the General Laws of Massachusetts) was, by virtue of the Merger, converted into the right to receive $29.00 in cash. Each Share held in the treasury of the Company or by any wholly-owned Subsidiary of the Company and each Share held by Parent or any wholly-owned Subsidiary of Parent immediately prior to the Effective Time was, by virtue of the Merger, cancelled and retired and ceased to exist. Simultaneously, each share of the common stock, $0.01 par value, of Purchaser was, by virtue of the Merger, converted into one share of the common stock of the Company. Accordingly, Parent owns 20,432,435 shares of the common stock of the Company, which is 100% of the outstanding common stock thereof. In addition, a Form 15 will be filed with the Commission as soon as practicable in order to deregister the common

                                       4
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stock of the Company.  A press release relating to the foregoing is filed as
Exhibit (a)(12) to the Schedule 13D and is incorporated herein by reference.

  (e) By virtue of the Merger, on August 15, 1997, Purchaser ceased to exist and so is no longer is a beneficial owner of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

  Item 7 is hereby amended and supplemented by the addition of the following exhibit thereto:

  Exhibit (a)(12)  Press Release issued by Parent dated August 15, 1997.

                                       5
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                                   SIGNATURE

 After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 1997
                              GTE Corporation

                              By: /s/ Marianne Drost
                                 ----------------------------------------
                                Name:   Marianne Drost
                                Title:  Secretary


                              BBN CORPORATION
                              (as successor in interest
                                to GTE Massachusetts Incorporated)

                              By: /s/ Ralph Goldwasser
                                 ----------------------------------------
                                Name:   Ralph Goldwasser
                                Title:  Senior Vice President and
                                         Chief Financial Officer

                                       6
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                                 EXHIBIT INDEX


EXHIBIT NO.                   DESCRIPTION
----------                    -----------

Exhibit (a)(12)               Press Release issued by Parent dated
                              August 15, 1997.

                                       7